Exhibit 99.1

Medigus Achieved Major Milestone of Successful Procedure in China Using FDA Approved MUSE™ System

The successful procedure, performed by Golden Grand and broadcasted live on Chinese TV, will support the Company’s campaign to obtain additional licensing and sale agreements world-wide. Golden Grand payments to Medigus to total $2.4 million

Tel Aviv, Israel – November 5, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that it has achieved an additional milestone as part of its licensing and sale agreement with Golden Grand (Shanghai Golden Grand-Medical Instruments Ltd.) for the use and sale of Medigus’ FDA approved MUSE™ system in China, Hong Kong, Taiwan and Macao.

Golden Grand informed the Company of the completion of a successful procedure using the MUSE™ system in which the patient left the hospital 48 hours after the procedure. The procedure was broadcasted live on Chinese TV.

The completion of the successful procedure is one of the Company’s milestones according to the licensing and sale agreement with Golden Grand. For achieving this milestone, Medigus will receive a payment of $600,000, a total of $2.4 million together with previous payments for achieved milestones, out of an overall milestone payment of $3 million. The final milestone, for an additional amount of $600,000, is expected during the first half of 2022.

Medigus’ strategy is to engage new partners through similar MUSE™ system licensing and sale agreements in additional territories worldwide.

The MUSE™ system is a single-use, flexible, transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD).

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyzion Ltd and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Medigus uses forward-looking statements in this press release when it suggests the expected milestone payments. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com